Exhibit 99.1

polypid Ltd.

Notice of ANNUAL General Meeting of shareholders

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of PolyPid Ltd. (“PolyPid” or the “Company”) will be held on April 13, 2021 at 11:00 a.m. Israel time at the Company’s office, located at 18 Hasivim Street, Petach Tikva 495376, Israel, for the following purposes:

1.	To re-appoint Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global, as independent registered public accountants of the Company.

2.	To re-appoint nine members of the Board of Directors of the Company.

3.	To approve a bonus and certain terms of compensation of Mr. Amir Weisberg, the Company’s Chief Executive Officer and director.

4.	To approve the grant of a performance recognition bonus to Ms. Dikla Czaczkes Akselbrad, the Company’s Executive Vice President and Chief Financial Officer.

5.	To approve an increase in the annual fee of the Chairman of the Board of Directors.

6.	To amend the Company’s compensation policy.

7.	To discuss the Company’s financial statements for the fiscal year ended December 31, 2020.

Our board of directors (the “Board of Directors”) recommends that you vote in favor of the proposed resolutions, which are described in the attached proxy statement.

Shareholders of record at the close of business on March 10, 2021 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the proxy statement, together with a return envelope, will be sent to holders of the Company’s ordinary shares, no par value (the “Ordinary Shares”). By appointing “proxies,” shareholders holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Yechiam Cohen, Secretary and General Counsel of the Company and Orna Blum, Assistant Secretary and Legal Counsel of the Company, or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting, and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Proposal No. 1 on the agenda of the Meeting is considered routine. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Sincerely,

Jacob Harel
Chairman of the Board of Directors

March 5, 2021

POLYPID LTD.

PETACH TIKVA, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 13, 2021

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of PolyPid Ltd. (the “Company”) for use at the Company’s annual general meeting of shareholders (the “Meeting”) to be held on April 13, 2021, at 11:00 a.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than one-third (1/3) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until April 20, 2021, at 11:00 a.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1 and 2 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”). The vote for re-appointing each of the directors as set forth in Proposal No. 2 shall be made separately.

Proposals No. 3, 4 and 6 are subject to the fulfillment of the voting requirement above and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices at 18 Hasivim Street, Petach Tikva 495376, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than April 2, 2021. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors response to the Position Statement will be submitted no later than April 8.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (937,257 shares) is entitled to examine the proxy and voting material.

It is noted that there may be changes on the Agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated Agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-APPOINT KOST FORER GABBAY & KASIERER, CERTIFIED PUBLIC ACCOUNTANTS (ISR.), A MEMBER FIRM OF EY GLOBAL, AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS OF THE COMPANY

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of EY Israel - Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global (“EY”), as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and until the next annual general meeting, and authorized the Company’s Board of Directors to determine their compensation.

The Board of Directors believes that the appointment of EY as the independent public accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint EY as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation.”

The appointment of EY requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-APPOINT NINE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

Our Board of Directors is currently comprised of nine directors – Jacob Harel (Chairman), Yechezkel Barenholz, Nir Dror, Chaim Hurvitz, Itzhak Krinsky, Anat Tsour Segal, Robert B. Stein, Stanley Stern and Mr. Weisberg. Each of Mr. Harel, Dr. Barenholz, Mr. Dror, Mr. Hurvitz, Mr. Krinsky, Ms. Segal and Dr. Stein qualifies as an independent director under the Nasdaq Stock Market rules.

It is proposed to re-appoint Mr. Harel, Dr. Barenholz, Mr. Dror, Mr. Hurvitz, Mr. Krinsky, Ms. Segal, Dr. Stein, Mr. Stern and Mr. Weisberg, as members of the Board of Directors to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association (the “Articles”), unless otherwise provided in the Articles. Each director nominee has certified to us that he or she complies with all requirements under the Companies Law for serving as a director.

In their capacity as members of the Company’s Board of Directors, the re-appointed directors, other than Mr. Weisberg, shall be entitled to following fees: (i) an annual fee of NIS 37,000 (approximately $11,350) to directors located in Israel; $20,000 to the non-Israeli directors and $25,000 to our Chairman; and (ii) an attendance fee of NIS 2,480_(approximately $760) per meeting of the Board or a committee thereof, (NIS 1,480 (approximately $454) for a Zoom/telephonic meeting), which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules Concerning Compensation and Expenses of an External Director), 5760-2000. In addition, each non-employee director being re-elected will be granted options to purchase 9,375 shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the Meeting, which will vest over four quarters.

In addition, in their capacity as members of the Board of Directors, the re-appointed directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements, as are currently in effect for the Company’s officers and directors; all of which are in accordance with the Articles and the Company’s Compensation Policy.

A brief biography of each nominee is set forth below:

Mr. Jacob Harel has served as a director since November 2017 and the chairman of our Board of Directors since December 2017. Mr. Harel currently serves as the Chief Executive Officer of The Harel Group, a consulting firm that provides business development support to pharmaceutical companies, which he founded in 2014. He holds a B.S. in economics from Haifa University and an M.B.A. from Tel Aviv University.

Dr. Yechezkel Barenholz, Ph.D. has served as a director since April 2008. Dr. Barenholz currently serves as head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry of the Hadassah Medical School at the Hebrew University of Jerusalem, a position he has held since 1978. He is the co-inventor of Doxil, the first nano-delivery system approved by the FDA. He holds a B.S., M.S. and Ph.D. in biochemistry from the Hebrew University of Jerusalem.

Mr. Nir Dror has served as a director since May 2020. Mr. Dror currently serves as the Chief Financial Officer of Aurum Ventures M.K.I. Ltd., a position he has held since 2013. He holds a B.A. and L.L.M. from Tel Aviv University and an M.B.A. from the University of Michigan.

Mr. Chaim Hurvitz has served as a director since February 2016. Mr. Hurvitz currently serves as Chief Executive Officer of CH Health, a private venture capital firm, a position he has held since May 2011. He served as chairman of Galmed Pharmaceuticals Ltd. from 2011 to December 2018 and a director of UroGen Pharma Ltd. from May 2013 to December 2017. He holds a B.A. in political science and economics from Tel Aviv University.

Dr. Itzhak Krinsky, Ph.D. has served as a director since January 2019. Dr. Krinsky previously worked at Teva Pharmaceuticals Industries Ltd., most recently as a Senior Executive, Special Assignments from May 2016 to February 2017 and as the Chairman of Teva Japan and South Korea and Head of Business Development, Asia Pacific from October 2012 to April 2016. Dr. Krinsky serves as a director of Globrands Ltd., Wavelength Pharmaceuticals Ltd., and Noramco Inc.,and served as a director of Kamada Ltd. from November 2017 to November 2019. He holds a B.A. and M.A. in economics from Tel Aviv University and a Ph.D. in economics from McMaster University.

Ms. Anat Tsour Segal has served as a director since April 2008. Ms. Segal founded Anat Segal Consulting & Technology Investments, an independent consulting and investment banking practice advising Israeli technology and healthcare companies, in January 2000. She has served as Chief Executive Officer of Capital Nature since October 2018. From April 2003 to February 2016, she also served as the founder, chief executive officer and a director of Xenia Venture Capital. She holds a B.A. in economics and management, an M.B.A. in finance and an LL.B. from Tel Aviv University.

Dr. Robert B. Stein, M.D., Ph.D., has served as a director since June 2020. Dr. Stein currently serves as an Operating Partner at Samsara BioCapital, a position he has held since January 2018, and he is the Principal Consultant at RBS Biotech Consulting, LLC, which he founded in August 2008. He previously served as the Chief Scientific Officer and Head of Research and Development of Agenus Inc. from January 2014 to January 2016 and as the President of Research and Development from January 2016 to April 2017. He has served on the boards of directors of Protagenic Therapeutics, Inc. since February 2016 and Taro Pharmaceutical Industries Ltd. since February 2020. In August 2012, Dr. Stein filed a petition for personal bankruptcy under Chapter 7 and Chapter 11 of the federal bankruptcy laws, which was subsequently discharged in May 2013. He holds a B.S. in biology and chemistry from Indiana University and an M.D. and a Ph.D. in physiology and pharmacology from Duke University.

Mr. Stanley Stern has served as a director since June 2020. Mr. Stern currently serves as the President of Alnitak Capital Partners, a position he has held since he co-founded the firm in February 2013. He has served as the chairman of the board of directors of Audiocodes Ltd. since December 2012 and has served as a member of the board of directors of Foamix, Ltd. since 2014, Ormat Technologies, Inc. since November 2015 and Ekso Bionics Holdings, Inc. since December 2014. He holds a B.A. in economics and accounting from the City University of New York, Queens College and an M.B.A. from Harvard University.

Mr. Amir Weisberg has served as our Chief Executive Officer and a director since October 2010. From 2007 to 2010, Mr. Weisberg served as the chief executive officer of Implant Protection Ltd. He has over 20 years of entrepreneurial experience, including as chief executive officer of several startup companies in the life science sphere.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-appoint Mr. Jacob Harel as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.	“RESOLVED, to re-appoint Dr. Yechezkel Barenholz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

3.	“RESOLVED, to re-appoint Mr. Nir Dror as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

4.	“RESOLVED, to re-appoint Mr. Chaim Hurvitz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

5.	“RESOLVED, to re-appoint Dr. Itzhak Krinsky as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

6.	“RESOLVED, to re-appoint Ms. Anat Tsour Segal as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

7.	“RESOLVED, to re-appoint Dr. Robert B. Stein as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

8.	“RESOLVED, to re-appoint Mr. Stanley Stern as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

9.	“RESOLVED, to re-appoint Mr. Amir Weisberg as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

The approval of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

PROPOSAL 3

To approve A BONUS AND certain terms of compensation of Mr. Amir Weisberg, the Company’s Chief Executive Officer and director

Mr. Amir Weisberg has served as the Company’s Chief Executive Officer and as a Director since October 2010.

At a meeting of the Compensation Committee of the Board of Directors (the “Committee”) held on February 4, 2021, the Committee reviewed and recommended, and the Board of Directors at its meeting held on February 8, 2021 subsequently approved, an individual bonus target (i.e., 100%) for Mr. Weisberg in the amount of six-monthly salaries (the “Weisberg Bonus”), based on milestones to be determined by the Board of Directors at the beginning of each year for the coming year. The Weisberg Bonus is within the boundaries of the Company’s Compensation Policy.

Additionally, at a meeting of the Committee held on February 4, 2021, the Committee reviewed and recommended, and the Board of Directors at its meeting held on February 8, 2021 subsequently approved, to increase Mr. Weisberg’s monthly compensation to NIS 100,723, as long as Mr. Weisberg is based in Israel (the “Weisberg Amended Compensation”). Prior to the increase in salary, Mr. Weisberg’s monthly salary was NIS 79,027, and in addition he was entitled to a $8,333 (approximately NIS 27,166) special monthly pay. Given the limitation in travel in the past year due to the COVID-19 pandemic, it was agreed to swap the $8,333 for a lesser increase in salary, and therefore, the Weisberg Amended Compensation shall be in effect as from August 11, 2020, the commencement date of his previous arrangement.

When considering the Weisberg Bonus and Weisberg Amended Compensation, our Committee and Board of Directors considered numerous factors, including optimizing the compensation mechanism for Mr. Weisberg due to economic instability, caused by COVID-19, and creation of appropriate incentives for him.

The Committee and the Board of Directors also considered, among other things, the Company’s size and the nature of its operations, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies.

Accordingly, the Committee and Board of Directors determined that setting the Weisberg Bonus terms and the Weisberg Amended Compensation is in compliance with the provisions of the Compensation Policy, is warranted, and in the Company’s best interest.

On June 18, 2020, the Company’s Shareholders voted to approve a grant of 90,000 options to Mr. Weisberg. (the “June Options”). The June Options carried the standard terms under the Company’s 2012 Share Option Plan (the “Share Plan”), which allows for exercise of the vested options for up to three calendar months in the event of cessation of service of the employee. All of Mr. Weisberg’s previous grants of options carried a post cessation of services term of one year, as permitted under the Share Plan, as to allow Mr. Weisberg to sell over a longer time span and not to cause him to sell large amounts of shares in a short period, which could have a negative impact on the market price of our shares. Following the June Options grant, the Committee reviewed and recommended, and the Board of Directors at its meeting held on November 9, 2020 subsequently approved, to extend to one year the period during which the June Options may be exercised in the event of cessation of service of Mr. Weisberg (such extension is hereby defined as the “June Options Extension”).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Weisberg Bonus, the Weisberg Amended Compensation and the June Options Extension.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

To approve the grant of a performance recognition bonus to Ms. Dikla Czaczkes Akselbrad, the Company’s Chief Financial Officer and Executive Vice President

Mr. Dikla Czaczkes Akselbrad has served as the Company’s Executive Vice President and Chief Financial Officer since December 2016.

The shareholders of the Company will be requested to approve Ms. Czaczkes Akselbrad’s performance recognition bonus in the amount of $35,738.

At a meeting held on July 20, 2020 and at a meeting held on August 18, 2020 (together, the “Initial Meetings”), the Committee and Board of Directors respectively approved Ms. Czaczkes Akselbrad’s performance recognition bonus in the amount of $90,000 (the “Recognition Bonus”).

When considering the proposed compensation for the Chief Financial Officer, our Committee and Board of Directors considered numerous factors, including creation of appropriate incentives and encouragement to keep her as an officer in the Company. The Committee and the Board of Directors also considered, among other things, the Company’s size and the nature of its operations, and reviewed various data and information they deemed relevant. To that end, the performance recognition bonus is targeted to reflect Ms. Czaczkes Akselbrad’s individual performance in the Company’s ongoing operation while taking into account Ms. Czaczkes Akselbrad’s skills, education, expertise and achievements.

Subsequent to the Initial Meetings, on August 18, 2020 and October 5, 2020, the Committee and the Board of Directors, respectively, approved to immediately pay Ms. Czaczkes Akselbrad the maximum bonus permitted under the Company’s Compensation Policy that would not require shareholders’ approval (the “Partial Bonus”), in the amount of $54,262.

Accordingly, shareholders of the Company will be requested to approve the difference between the Recognition Bonus and the Partial Bonus, in the amount of $35,738, which exceeds the limitations set forth in the Company’s Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the payment of the Partial Bonus in the amount of $35,738 to Ms. Czaczkes Akselbrad.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 5

TO INCREASE THE ANNUAL COMPENSATION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY

Currently, the annual fee paid to the Chairman of our Board of Directors is $25,000 plus approximately $454 per meeting. This fee was determined while the Company was still a private company. The Company has conducted a comparative review of the annual chairmanship fee paid at peer public companies, and such research has shown that the current annual fee paid to our Chairman is below the average. Therefore, it has been recommended to increase the Chairman’s annual fee to better compensate him for the extended work as Chairman of a public company and to reflect the increased responsibility entailed in serving on the Board of our Company.

At a meeting of the Committee held on March 2, 2021, the Committee reviewed and recommended, and the Board of Directors at its meeting held on March 4, 2021, subsequently approved, to increase the annual flat fee paid to the Chairman of our Board of Directors to $50,000, with no per meeting payments. The increase in the annual fee to the Company’s Chairman of the Board of Directors is within the boundaries of the Company’s Compensation Policy.

Accordingly, shareholders of the Company will be requested to approve the increase to the annual fee paid to the Chairman of our Board of Directors to $50,000, and no additional per meeting payments.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the increase to the annual fee paid to the Chairman of our Board of Directors to $50,000.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 6

TO AMEND THE COMPANY’S COMPENSATION POLICY

Pursuant to the Companies Law, all public Israeli companies are required to adopt a written compensation policy for their executives and directors, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, on June 18, 2020, the Company’s shareholders approved the Compensation Policy for the Company’s directors and officers. On February 4, 2021, and February 8, 2021, the Committee and Board respectively reviewed in depth the terms of the Compensation Policy, and approved an amendment to the Compensation Policy (the “Amended Compensation Policy”). The proposed changes are aimed to better adopt our Compensation Policy to current actual work environment and conditions, while not changing the maximum amounts already set in the current Policy.

The purpose of the proposed amendment is to update the Compensation Policy to meet the changing legal and business environment in which the Company operates and the compensation needs of its officers. The Committee and Board believe that the proposed amendments to the Compensation Policy will allow the Company to pay competitive salaries and award competitive bonuses.

When considering the proposed Amended Compensation Policy, the Committee and Board considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for its executive officers. The Committee and the Board also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The proposed Amended Compensation Policy is designed to promote retention and motivation of executive officers, incentivize superior individuals’ excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the executive officer’s individual performance, while taking into account each executive’s skills, education, expertise and achievements.

A marked copy of the Amended Compensation Policy indicating the proposed amendments is attached hereto as Exhibit A.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to amend and restate the Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2020

Pursuant to the Israeli Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2020, to the Company’s shareholders. The financial statements are available on the Company’s website at the following address:

https://investors.polypid.com/financial-information/sec-filings

The contents of the Company’s website are not part of this proxy statement.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2020.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

American Stock Transfer and Trust Company, LLC.

6201 15th Avenue

Brooklyn, NY 11219

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 5, 2021. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 5, 2021, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

PolyPid Ltd.
Jacob Harel, Chairman of the Board of Directors

Compensation Policy

PolyPid Ltd.

(the “Company”)

Compensation Policy for Executive Officers and Directors

Adopted June 18, 2020; Amended ___, 2021

1.	Background

Amendment No. 20 to the Israeli Companies Law (the “Companies Law”) was enacted on December 12, 2012. This amendment mandates the adoption of a compensation policy for Executive Officers and Directors in publicly traded companies, and defines a special procedure for authorizing employment terms for office holders.

The purpose of the Compensation Policy is to describe PolyPid’s overall compensation strategy for Executive Officers and Directors and to provide guidelines for setting compensation of its Executive Officers and Directors.

The Compensation Policy is a multi-year policy which initially shall be in effect for a period of five years from the date that the Company becomes a public company, and thereafter will need to be approved by the Company’s shareholders every three years.1

The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be brought for reconsideration as required by the Companies Law.

For purposes of this Policy, “Officers” shall mean “office holders” as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, PolyPid directors that are not otherwise considered to be office holders under the Companies Law.

This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.

Nothing in this Compensation Policy shall obligate the Company to grant any particular type or amount of compensation to any Officer, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by the Companies Law.

Any amendment to this Compensation Policy shall require the approvals as set forth in the Companies Law.

1	The Compensation Policy shall not apply to any compensation approved prior to the date that the Company becomes a public company and paid or received at the Company’s initial public offering or thereafter.

2.	Compensation Objectives

Strong and effective leadership is fundamental to PolyPid’s continued growth and success. This requires the ability to attract, retain, reward and motivate highly skilled officers in international, competitive labor markets.

The Compensation Policy is intended to align between the need to incentivize officers to succeed in achieving the Company’s Objectives and their assigned goals and the need to assure that the compensation structure meets PolyPid’s interests and its overall strategic and financial objectives.

In support of this goal, the compensation elements granted to PolyPid’s Officers are designed to meet the following objectives:

●	Improve business results and strategy implementation, and support the Company’s work-plans, from a long-term perspective.

●	Create a clear correlation between Officers’ compensation, overall Company performance and the individual performance.

●	Align Officers’ interests with those of the Company and its stakeholders (customers, employees, partners, environment, shareholders etc.) and incentivize Officers to create long- term economic value for the Company.

●	Consider the ratio between the Officer’s employment terms and the salary of other Company employees and contractors, and in particular the ratio between the average salary and the median salary of such employees and the effect of differences between such on work relations in the Company (for purposes of this section “contractors” and “salary”- as defined in the Companies Law).

●	Create fair and reasonable incentives, considering the Company’s size, characteristics and type of activity.

●	Create appropriate incentives taking into account; inter alia, the Company’s risk management policy.

●	Create the right balance (a) between fixed and variable compensation components; and (b) between short-term and long-term results, so as to ensure sustained business performance over time.

3.	Compensation Policy

3.1.	Officers’ Compensation Package Components

Officers’ compensation packages will generally (but is not limited to) be comprised of the following elements:

3.1.1.	Fixed Compensation

a.	Base Salary – a fixed monetary compensation paid on monthly basis or other periodical basis as customary in the place of employment.

b.	Benefits and Perquisites – programs designed to supplement cash compensation, based on market practice for comparable positions.

3.1.2.	Variable Compensation

a.	Cash Bonus (Short Term Incentive) – variable monetary bonus paid annually, designed to reward Officers based on the Company’s and/or individually defined results.
b.	Equity based Compensation (Long Term Incentive) – variable equity-based compensation designed to retain Officers, align Officers’ and shareholders’ interests and incentivize achievement of long term goals.
c.	Termination Payments - retirement and termination of service arrangements.

The “mix” of the elements that will be provided to each Officer will be structured in order to support the Company’s philosophy of compensating Officers for Company and individual performance and aligning their interests with stakeholders’ interests, while recognizing that the mix may vary from period to period and from Officer to Officer.

3.2.	Ratio between Fixed Compensation and Variable Compensation

Notwithstanding the foregoing, the maximum value of the variable compensation components (excluding the termination payments, Special Bonus and Lump sum sign up bonus) shall be up to 450% of each Officer’s total fixed compensation as specified in section 3.1.1., on an annual basis.

3.3.	Base Salary

Base salary is a fixed compensation element which provides compensation to an Officer for performance of his or her standard duties and responsibilities and reflects the Officer’s role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hired Officers will be set taking the following considerations into account:

●	Role and business responsibilities.

●	Professional experience, education, expertise and qualifications.

●	Previous compensation paid to the Officer.

●	Internal comparison: (a) Base Salary and the total compensation package of comparable PolyPid Officers; (b) The ratio between the Officer’s compensation package and the salaries of the Company’s other employees and specifically the median and average salaries and the effect of such ratio on work relations in the Company.

When deciding on increasing an Officer’s Base Salary, the following considerations, in addition to the abovementioned, shall be applied: Changes to the Officer’s scope of responsibilities and business challenges, the need to retain the Officer, inflation since the last Base Salary update and updated market rate.

Adjustments to Base Salary may be periodically reviewed, considered and approved in accordance with the law.

The following table indicates the maximum of monthly salaries for each position:

Position	Maximum Monthly Base Salary (NIS)
Chief Executive Officer		150,000
Other Executives (Israel based)		85,000
Other Executives (U.S. based)	US$	42,000

In the event that the services of the Officer are provided via a personal management company and not by the Officer directly as an employee of PolyPid, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by Polypid in the applicable service agreement, the Base Salary and the benefits and perquisites (plus applicable taxes), in accordance with the guidelines of the Compensation Policy.

2 The survey is based on sample of companies in similar businesses and fields (e.g., high-tech and biotech), of similar size (e.g., in terms of market value, total balance, shareholder equity and number of employees) and stage of development, as well as with those of companies in relevant locations and/or which compete with the Company for similar talents

3.4.	Benefits and perquisites

The following benefits and perquisites may be granted to the Officers in order, among other things, to comply with legal requirements:

●	Pension and savings – subject to applicable law and common practices, Officers can choose between any combinations of executive insurance and a pension fund.

●	Disability insurance – the Company may purchase disability insurance, as allowed by applicable law and/or is common in the applicable employment place.

●	Provident (Educational) fund – Officers are entitled to a providence fund provision at the expense of the Company at a rate of 7.5% of the monthly salary (or the maximum amount allowed under applicable law (as the Company may determine).

●	Convalescence pay - Officers are entitled to convalescence pay according to applicable law and/or common practices.

●	Vacation – Officers are entitled to annual vacation days pursuant to their employment agreement, up to a cap of 28 days per annum. The vacation days can be accumulated and carried over subject to applicable law, rules and regulations.

●	Sick Days – Officers will be entitled to paid sick days (~~his or her~~ officers’ or their immediate family members) in accordance with law. However, the Company may cover sick days from the first day up to ~~his~~ the officers’ overall annual sick day balance regardless of whether the sick day is for ~~himself~~themselves or ~~his~~ their immediate family members.

●	Relocation package - in the event of relocation of an Officer to another geography, the benefits provided will include customary benefits associated with such relocation (such as reimbursement of travel for officers and their family, housing and shipping allowances, healthcare and children’s education) all as shall be determined in accordance with PolyPid’s policies and procedures or per customary market practice.

Polypid may offer additional benefits and perquisites to the Officers, which will be comparable to customary market practices, such as, but not limited to: company car benefits (including coverage or related tax expenses); company cellular phone (including coverage or related tax expenses); complementary health insurance; medical check-ups; meals; etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with PolyPid’s policies and procedures.

Non-Israeli Officers may receive similar, comparable or customary benefits and perquisites as applicable in the jurisdiction in which they are employed.

The compensation derived from the benefits and perquisites set forth in this Section 3.4 shall not be deemed part of the Maximum Monthly Base Salary and shall be added thereto.

3.5.	Cash Bonus

PolyPid’s short term incentive scheme will be based on a variable monetary bonus paid annually, designed to reward Officers based on the Company and/or ~~his/her~~ their individually defined results (the “Bonus”).

During the first calendar quarter of each calendar year, the Compensation Committee and the Board will determine the following for each Officer as well as the formula for calculating the bonus payment at the end of the year:

Maximum Bonus (cap): The maximum bonus is the maximum amount an Officer will be entitled to receive upon overachievement. The maximum bonus of each Officer shall not exceed the amount of 9 monthly base salaries, or with respect to the Chief Executive Officer, 12 monthly base salaries.

Objectives: The Company Objectives and Individual Objectives will be determined based on pre-defined measurable and quantified considerations.

The Bonus may include (but is not limited to) any one or more of the following criteria:

●	Financial objectives such as: Revenue, EBITDA, Cash balance, Net profit or outperforming budget objectives

●	Business development objectives such as: new corporate partnerships, project and product acquisitions, licensing agreements, achievement of milestones with partners / licensees, receipt of funds from partners / licensees.

●	Funding objectives such as: private fund raising, public fund raising, receipt of research / development grants, achieving of certain target valuations.

●	Regulatory objectives such as: receipt of clinical study approvals, receipt of product marketing approvals, approval of reimbursement schemes, successful patient recruitment to studies etc.

●	Marketing objectives such as: set up of a sales force, achieving certain sales targets.

●	Intellectual property objectives such as: submission / grant of new patents.

●	R&D objectives such as: attainment of certain prototypes, scientific breakthroughs, succeeding in technology evaluations with partners etc.

●	Operational objectives such as: attainment of operational excellence criteria in purchasing, manufacturing, quality, yields, on-time delivery, ramp-ups and ramp- downs etc.

Both Company Objectives and Individual Objectives may combine quantitative and qualitative goals, provided that, there is a clear and measurable index for each goal.

The Board may set targets for a period of more than one year, in which case either: (a) the Officer will be entitled to the bonus (per each year included in such multi-year period) only upon achieving such targets at the end of such period; or (b) the Officer shall be entitled to a relative portion/milestone of such bonus, according to the estimated progress to date, in each case, as determined in advance.

Discretionary Component: The bonus may include a discretionary component of up to 20% of the Officer’s annual cash target Bonus and with respect to the CEO up to 30% of the CEO’s annual cash target Bonus but not more than 3 monthly salaries, based on the evaluation of such Officer’s supervisors, or the Board of Directors in the case of the CEO.

Thresholds: Subject to the last paragraph below, the Compensation Committee and the Board may, with respect to any period or Officer, determine one or more thresholds for the payment of the annual cash bonus or any components thereof, in such manner that if the threshold is not achieved, the annual cash bonus or the particular component thereof, with respect to which the threshold was not achieved, will not be paid.

The Company may determine that with respect to any specific year, all or any particular Officer or Officers shall not be entitled to a Bonus.

The Board may determine to pay the Bonus by equity.

Compensation Recovery: The Company shall insert a claw back provision, allowing the recovery of money paid based on incorrect financial statements, which was later corrected in the Company’s financial reports (restatement). A claw back limit will be applied such that the said claw-back provisions shall apply only in respect to restatements, up to three years from the applicable Bonus payment, and will not exceed the net amount received by the Officers. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The Officer shall repay to the Company the balance between the original Bonus and the Bonus due according to the restated financial statements, pursuant to terms that shall be determined by the Board of Directors.

Reduction of Bonus: The Board of Directors according to its professional experience and the circumstances may reduce the Bonus, at its sole discretion prior to the Bonus payment.

Special Bonus: In addition to the Bonus, the Compensation Committee and the Board of Directors may elect upon the recommendation of the Chief Executive Officer (or the Chairman in the case of a bonus payable to the Chief Executive Officer) to pay certain Officers a special bonus in recognition for their special contribution to key transactions and events in the company’s lifecycle, such as (but not limited to) M&A, public financing, achievement of major corporate goal in R&D, sales, strategic alliances, operations etc.

Such special bonus shall not exceed the amount of three (3) monthly salaries of each applicable Officer.

Annual Bonus for Vice Presidents (VPs)

Notwithstanding the aforesaid in this Section 3.4, if the Company has so determined in the framework of an annual bonus plan, the Company may grant its VPs an annual bonus that is not based, in whole or in part, upon measurable criteria. Such annual bonus (or part thereof) shall be determined according to this Section 3.5, except that the performance level of each such VP may not be determined pursuant to qualitative measurements but rather on non-measurable evaluation of such VPs performance.

3.6.	A lump sum sign up bonus

All Officers, excluding Non-Employee Directors, may be incentivized through lump sum sign up cash bonuses, designed to attract skilled and experienced executives in a competitive industry environment. The lump sum sign-up bonus shall not exceed NIS 250,000 for Israeli based officers and 100,000$ for non-Israel based officers and shall not be calculated as part of the Base salary and/or Cash Bonus compensation.

3.7.	Equity based compensation

Polypid’s long term incentive is variable equity-based compensation, designed to retain Officers, align Officers and shareholders’ interests and incentivize achievement of long-term goals.

The Company shall be entitled to grant to Officers (including Employee and Non-Employee Directors) ~~s~~Stock ~~o~~Options, Restricted Stocks, Restricted Stock Units or any other equity-based compensation.

General guidelines for the grant of Stock Options (“Options”):

●	The Options shall be granted from time to time and be individually determined and awarded according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

●	Vesting schedule - the Options will vest and become fully exercisable ~~annually or quarterly~~ over a period of at least 2 years. Vesting schedule may be quarterly, annually, bi-annually, or any other schedule as will appear in the specific grant documentation signed by the Company and the optionee.

●	Exercise price – the exercise price shall be the closing price of the shares on the day before the grant date or the average closing price of the shares in the 30 trading days prior to the grant date, as will be determined by the Compensation Committee and the Board of Directors.

●	Expiry date - this period shall not exceed 10 years from the date of the issuance.

●	Cap on the annual value of the Options - the fair market value (according to acceptable valuation practices at the time of grant) of options so granted, as at grant date, shall not exceed the amount of 350% of the total annual fixed compensation as specified in section 3.1.1., for each Officer per year of vesting, on a linear basis. For the purpose of this section, “grant date” shall mean the date in which the company’s Board approved the grant.

●	Acceleration and other terms – The Company shall have the discretion to provide, generally or for specific Officers, for the accelerated vesting of equity-based awards. The Company shall provide acceleration terms upon a change of control of the Company or upon termination of service or employment of the Officer, and may extend the exercise period of equity-based awards beyond those generally applicable pursuant to the relevant plan, provided such extension does not extend beyond ten years from the date of grant.

Any other terms of the equity-based compensation will be determined by the Compensation Committee and the Board of Directors, in accordance with the Company’s equity compensation policies and programs in place from time to time, subject to any applicable law.

3.8.	Retirement and termination of service arrangements

Advance notice

Pursuant to the Officer’s employment agreement, he or she shall be entitled to an advance notice prior to termination for a period of up to six (6) months (the “Notice Period”).

During the Notice Period, the Officer is required to keep performing his or her duties pursuant to his or her agreement with the Company, unless the compensation committee has released the Officer from such obligation.

During the Notice Period, Officers will be entitled to full payment of compensation.

Adjustment period

Officers may receive an additional transition period during which the Officer will be entitled to up to an additional eight (8) months of continued Base Salary, benefits and perquisites beyond the Advance Notice period described above.

When determining such payments, the Compensation Committee and the Board will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the Officer to the achievement of the Company’s goals, the circumstances of termination and the Officer’s compensation during the term of service or employment.

Officers may receive an adjustment period only if they work in the Company for at least two (2) years.

Adjustment period may be materialized by continued employee-employer relations or by a payment of lump sum equal to the economic value of base salary, benefits and perquisites for the number of adjustment months approved for the specific officer.

3.9.	Intra-Company Compensation Ratio

In the process of composing this policy, the Committee and the Board examined, among other things, the ratio between overall compensation of Officers and the average and median compensation of other employees in Israel, as well as the possible ramifications of such ratio on the work environment in PolyPid, in order to ensure that levels of Officer compensation will not have a negative impact on the positive work relations in PolyPid.

The possible ramifications of the ratio in the work environment will continue to be examined from time to time in order to ensure that levels of Officer’s compensation, as compared to that for the other employees, will not have a negative impact on work relations in PolyPid.

3.10.	Non-Employee Directors’ Compensation

(a) The following table indicates the directors maximum annual cash compensation:

Position	Board		Audit Committee		Compensation, Nominating and Corporate Governance Committee
Chairman	US$	60,000	US$	15,000	US$	10,000
Director/Member	US$	40,000	US$	7,500	US$	5,000

(b)	Each newly appointed director will be granted an option to purchase up to 18,750 Ordinary Shares as of June 2020 (equivalent to 150,000 Ordinary shares as of 2018) (“Ordinary Shares”) at an exercise price per share equal to the closing price. The shares subject to each such stock option will vest in equal quarterly installments for 12 quarters, subject to the director’s continuous service through such vesting dates. A grant in excess of the 18,750 as of June 2020 (equivalent to 150,000 Ordinary shares as of 2018) initial grant may be applied as an inducement for prospective or existing directors, including the Chairman of the Company, in cases where the Board deems it appropriate in order to advance the interest of the Company.

(c)	On the date of each annual shareholders meeting of the Company held after the Company becomes a public company, each director who continues to serve as a non- employee member of the Board at such shareholders meeting will be automatically, and without further action by the Board or Compensation Committee, granted an option to purchase 9,375 Ordinary Shares as of 2020 (equivalent to 75,000 Ordinary shares as of 2018) at an exercise price equal to the closing price of the Ordinary Shares on the date of grant. The shares subject to each such stock option will vest in equal quarterly installments for four quarters, subject to the director’s continuous service through such vesting dates. The Company shall be entitled to engage with a Director as a service provider. In such case, the director may be entitled to an annual compensation of up to $250,000.

3.11.	Insurance, Indemnification and Release

The Company will release all current and future directors and executive Officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association.

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its current and future directors and executive Officers to the maximum extent permitted by law and its Articles of Association, with an annual coverage of up to $50 million and an annual premium of up to $3 million, and will include coverage with respect to any public offering of shares or other securities of the Company.

In addition, such insurance coverage may include “run-off” provisions covering the directors and executive Officers liability following termination of service or employment.

Office holders shall be covered by directors’ and Officers’ liability insurance which the Company shall acquire, from time to time, subject to the approval of the Company’s board of directors and shareholders, to the extent required by law.

The Company awards, and shall continue to award, indemnification undertakings to directors and Officers, subject to the approvals required in accordance with the provisions of the Companies Law.

The Chief Executive Officer, as shall be in office from time to time, and/or any other person designated by him or her, shall have the authority to obtain, renew and keep in force and affect such insurance within the above parameters.

3.12.	Immaterial change in terms of employment

An Immaterial Change in the terms of employment of an Officer, other than the Chief Executive Officer, may be approved by the Chief Executive Officer, and an Immaterial Change in the terms of employment of the Chief Executive Officer, as may be approved by the Board and Compensation Committee, provided that the amended terms of employment are in accordance with this Compensation Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Officer within annual total cost to the Company not exceeding an amount equal ~~10~~20% of the annual compensation (i.e., Fixed Compensation and Variable Compensation) of such Officer.

POLYPIDLTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Yechiam Cohen, Secretary and General Counsel of the Company and Orna Blum, Assistant Secretary and Legal Counsel of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of PolyPid Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held on April 13, 2021 at 11:00 a.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

POLYPID LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: April 13, 2021

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint EY as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation, as set forth in Proposal No. 1 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1	To re-appoint Mr. Jacob Harel as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2	To re-appoint Dr. Yechezkel Barenholz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3	To re-appoint Mr. Nir Dror as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4	To re-appoint Mr. Chaim Hurvitz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.5	To re-appoint Dr. Itzhak Krinsky as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.6	To re-appoint Ms. Anat Tsour Segal as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.7	To re-appoint Dr. Robert B. Stein as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.8	To re-appoint Mr. Stanley Stern as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.9	To re-appoint Mr. Amir Weisberg as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve to approve the Weisberg Bonus, the Weisberg Amended Compensation and the June Options Extension, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 3	☐	NO

*	If you do not indicate a response for this item 3a, your shares will not be voted for Proposal No.1.

4.	To approve the payment of the Partial Bonus in the amount of $35,738 to Ms. Czaczkes Akselbrad, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 4	☐	NO

*	If you do not indicate a response for this item 4a, your shares will not be voted for Proposal No.4.

5.	To approve the increase to the annual fee paid to the Chairman of our Board of Directors to $50,000.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To amend and restate the Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 6?*

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a Personal Interest in Proposal No. 6	☐	NO

*	If you do not indicate a response for this item 6a, your shares will not be voted for Proposal No.6.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.